UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TUMBLEWEED COMMUNICATIONS CO
 (Name of Issuer)
-----------------------------------------------------------

Common Stock
(Title of Class of Securities)
-----------------------------------------------------------

899690101
(CUSIP Number)
-----------------------------------------------------------

December 31, 2005
Date of Event Which Requires Filing of this Statement)
-----------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 9 pages

1. Names of Reporting Persons and I.R.S. Identification No.

UBS AG (for the benefit and on behalf of the Traditional
Investments division of the UBS Global Asset Management
business group of UBS AG (see Item 7))
-----------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
-----------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------
4. Citizenship or Place of Organization

Switzerland
-----------------------------------------------------------

Number of       5.  Sole Voting Power 	    2,867,000
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  3,967,600

Reporting
Person With:
-----------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person:

3,967,600 Shares*
-----------------------------------------------------------
10. Check if the Aggregate Amount in Row 9 Excludes Certain
 Shares  / /
-----------------------------------------------------------
11. Percent of Class Represented by Amount in Row 9

8.1%
-----------------------------------------------------------
12. Type of Reporting Person

BK, HC
-----------------------------------------------------------
* UBS AG disclaims beneficial ownership of such securities pursuant To Rule 13d-4 under the Securities Exchange Act of 1934. In accordance with SEC Release No. 34-395-538
(January 12, 1998), this filing reflects the securities beneficially owned by the Traditional Investments division of the UBS Global Asset Management business group of UBS AG and its subsidiaries and affiliates (collectively, UBS).
This filing does not reflect securities, if any, beneficially owned by any other division or business group of UBS.

Page 2 of 9 pages

1. Names of Reporting Persons and I.R.S. Identification No.

UBS Americas Inc.
-----------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
-----------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------

4. Citizenship or Place of Organization

Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power 	    2,066,200
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  3,166,800
Reporting
Person With:
-----------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

3,166,800 shares*
-----------------------------------------------------------

10. Check if the Aggregate Amount in Row 9 Excludes
Certain Shares  / /
-----------------------------------------------------------

11. Percent of Class Represented by Amount in Row 9

6.5%
-----------------------------------------------------------
12. Type of Reporting Person

HC
-----------------------------------------------------------

* UBS Americas Inc. disclaims beneficial ownership of such securities pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. In accordance with SEC Release No. 34-395-538 (January 12, 1998), this filing reflects the securities beneficially owned by the Traditional Investments division of the UBS Global Asset Management business group of UBS AG and its subsidiaries and affiliates (collectively, UBS).
This filing does not reflect securities, if any, beneficially owned by any other division or business group of UBS.

Page 3 of 9 pages

1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS Global Asset Management (Americas) Inc.
36-3664388
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   / / See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Delaware
-----------------------------------------------------------
Number of       5.  Sole Voting Power 	    1,828,600
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  2,929,200
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
2,929,200 Shares*
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
6.0%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
-----------------------------------------------------------
* UBS Global Asset Management (Americas) Inc. disclaims beneficial ownership of such securities pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.
In accordance with SEC Release No. 34-395-538
(January 12, 1998), this filing reflects the securities beneficially owned by the Traditional Investments division of the UBS Global Asset Management business group of UBS AG and its subsidiaries and affiliates (collectively, UBS).
This filing does not reflect securities, if any, beneficially owned by any other division or business group of UBS.
Page 4 of 9 pages

-----------------------------------------------------------
Cusip 899690101
-----------------------------------------------------------

Item 1(a).  Name of Issuer:
TUMBLEWEED COMMUNICATIONS CO

Item 1(b).  Address of Issuer's Principal Executive Offices:
700 Saginaw Drive
Redwood City, CA 94063

-----------------------------------------------------------

Item 2(a) Name of Persons Filing:
UBS AG, UBS Americas Inc., and UBS Global Asset Management
(Americas) Inc.(UBS Global AM)

Item 2(b) Address of Principal Business Office or, if none,
Residence:

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

UBS Americas Inc.'s principal business office is:
677 Washington Blvd.
Stamford, CT  06901

UBS Global AM's principal business office is:
One North Wacker, Chicago, Illinois  60606

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
899690101
-----------------------------------------------------------
Item 3.  Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6)
of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.  UBS Americas Inc.
is the parent holding company of UBS Global AM. UBS Global AM is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
-----------------------------------------------------------
Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.

Page 5 of 9 pages

-----------------------------------------------------------
Cusip 899690101
-----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
-----------------------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

Accounts managed on a discretionary basis by UBS AG and UBS Global AM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. To the best of our knowledge, no account holds more than 5 percent of the outstanding Common Stock.
-----------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

Identification:  UBS Global Asset Management (Americas) Inc.
Classification:  IA

In addition to UBS Global Asset Management (Americas) Inc., the following UBS affiliates and subsidiaries are part of the Traditional Investments division of the UBS Global Asset
Management business group: UBS Global Asset Management (US) Inc., UBS Global Asset Management Trust Company, UBS Global Asset Management International Limited, UBS Global Asset Management Canada) Co., UBS International, Inc., UBS Global Asset Management (Australia) Ltd., UBS Global Asset Management (Hong Kong) Limited, UBS (Trust & Banking) Limited, UBS Global Asset Management (Japan) Ltd., UBS Global Asset Management (Singapore) Ltd., UBS Global Asset Management (Taiwan) Ltd., UBS Global Asset Management (France) SA, UBS Global Asset Management (Deutschland) GmbH, UBS Global Asset Management (Italia) Sim Spa, UBS Fund Services (Luxembourg) S.A., UBS Espana S.A., UBS (Cayman Islands) Ltd., UBS Fund Management (Switzerland) AG, and UBS Global Asset Management (UK) Ltd.

Page 6 of 9 pages

-----------------------------------------------------------
Cusip 899690101
-----------------------------------------------------------

Item 8 Identification and Classification of Members of the
Group:

UBS Global AM is a wholly-owned subsidiary of UBS Americas
Inc. which is a wholly-owned subsidiary of UBS AG. UBS AG is reporting direct and indirect beneficial ownership of holdings. UBS Americas Inc. is reporting indirect beneficial ownership of holdings by reason of its ownership of UBS
Global AM. None of the reporting persons affirms the existence of a group within the meaning of Rule 13d-5(b)1).
-----------------------------------------------------------

Item 9 Notice of Dissolution of Group:

Not Applicable
-----------------------------------------------------------

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
-----------------------------------------------------------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                              UBS AG


                              By:   /s/ Per Dyrvik
                              Per Dyrvik
                              Managing Director


       By:   /s/ Teresa Ressel
                              Teresa Ressel
                              Managing Director

Page 7 of 9 pages

-----------------------------------------------------------

Cusip 899690101

-----------------------------------------------------------


                              UBS Americas Inc.


                              By:   /s/ Per Dyrvik
                              Per Dyrvik
                              Managing Director

                              By:   /s/ Teresa Ressel
                              Teresa Ressel
                              Managing Director



                              UBS Global Asset Management
                              (Americas) Inc.


                              By: /s/Mark F. Kemper
                              Mark F. Kemper
                              Executive Director


                              By: /s/Michael J. Calhoun
                                   Michael J. Calhoun
                              Assistant Secretary

Page 8 of 9 pages

-----------------------------------------------------------
Cusip 899690101
-----------------------------------------------------------


              AGREEMENT TO MAKE A JOINT FILING

UBS AG, UBS Americas Inc., and UBS Global Asset Management
(Americas) Inc. each agrees that this Schedule 13G
(including all amendments hereto) is filed by and on behalf of each such party.


Date:  February 14, 2006


                              UBS AG


                              By:   /s/ Per Dyrvik
                              Per Dyrvik
                              Managing Director

                              By:   /s/ Teresa Ressel
                              Teresa Ressel
                              Managing Director


                              UBS Americas Inc.


                              By:   /s/ Per Dyrvik
                              Per Dyrvik
                              Managing Director

                              By:   /s/ Teresa Ressel
                              Teresa Ressel
                              Managing Director


                              UBS Global Asset Management
                              (Americas) Inc.


                              By: /s/Mark F. Kemper
                              Mark F. Kemper
                              Executive Director

                              By: /s/Michael J. Calhoun
                                   Michael J. Calhoun
                              Assistant Secretary

Page 9 of 9 pages